SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
02/18/2011


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos and
Brooklyn Capital Management LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,235,889

8. SHARED VOTING POWER
9,990

9. SOLE DISPOSITIVE POWER
1,245,879
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,245,879

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.21%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #8 to the schedule 13d filed Nov 5, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the November 23, 2010 press release 2,413,809 shares were tendered leaving 7,241,191 shares of common stock outstanding as of November 19, 2010. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and
Andrew Dakos beneficially own an aggregate of 1,245,879 shares of FGI or 17.21% of the outstanding shares. Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the last 60 days the following shares of FGI were bought.

DATE			SHARES		PRICE
02/09/11		100		16.7200
02/10/11		5,441		16.7506
02/11/11		8,681		16.9495
02/14/11		9,369		17.1226
02/15/11		3,500		17.0977
02/17/11		2,609		17.3152
02/18/11		85,500		17.2100
02/22/11		17,177		16.9330
02/23/11		14,667		16.8310
02/24/11		25,443		16.8113
02/25/11		1,252		17.0700


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/28/11

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos